

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Esterino Castellazzi
President
GHST World Inc.
667 Madison Avenue 5th Floor
New York, NY 10065

>   **Re: GHST World Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10-12G**
>   **Filed May 7, 2021**
>   **File No. 000-31705**

Dear Mr. Castellazzi:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Michael Harris